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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D


                    Under the Securities Exchange Act of 1934
                                (Amendment No. 9)


                        XM Satellite Radio Holdings Inc.
================================================================================
                                (Name of Issuer)

                 Class A Common Stock, par value $.01 per share
================================================================================
                         (Title of Class of Securities)

                                   983759 10 1
================================================================================
                                 (CUSIP Number)

                                David H. Engvall
                       Vice President and General Counsel
                               Motient Corporation
                            10802 Parkridge Boulevard
                                Reston, VA 20191
                                 (703) 758-6000
================================================================================
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                     November 15, 2001 and November 19, 2001
================================================================================
             (Date of Event which Requires filing of this Statement)

   If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss. 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]

--------------------------------------------------------------------------------
CUSIP No.         983759 10 1
================================================================================
================================================================================

1. Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).
   Motient Corporation
   93-0976127

================================================================================
================================================================================
2.  Check the Appropriate Box if a Member of a Group (See Instructions)
    (a)
    (b)
================================================================================
================================================================================
3.  SEC Use Only
================================================================================
================================================================================
4.  Source of Funds         Not applicable
================================================================================
================================================================================
5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
================================================================================
================================================================================
6.  Citizenship or Place of Organization
    Delaware
================================================================================
=================== ============================================================
Number of           7.   Sole Voting Power                               0
-------------------
-------------------
Shares
                    ============================================================
                    ============================================================
Beneficially        8.   Shared Voting Power                             0
-------------------
-------------------
Owned by
                    ============================================================
                    ============================================================
Each                8.   Sole Dispositive Power                          0
-------------------
-------------------
Reporting
                    ============================================================
                    ============================================================
Person              10.  Shared Dispositive Power                        0
-------------------
-------------------
With
=================== ============================================================
================================================================================
11. Aggregate Amount Beneficially Owned by Each Reporting Person
    0
================================================================================
================================================================================

12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares
================================================================================
================================================================================
13. Percent of Class Represented by Row (11)
    0%
================================================================================
================================================================================
14. Type of Reporting Person
    CO
================================================================================

Amended Schedule 13D 1/
                     -



Item 4. Purpose of Transaction

     Item 4 is amended and restated in its entirety as follows:

     Motient purchased 200,000 shares of Class A Stock (the "Offering Shares") in the Offering in order to demonstrate its commitment to the Issuer's long-term business plans and objectives, and because Motient concluded that the initial public offering price of the Offering represented an attractive opportunity to increase its equity position in the Issuer. Motient also noted that several of the other significant equity stakeholders in the Issuer elected to similarly participate in the Offering.

     The shares of Class B Stock owned by Motient (or, in the case of shares of Class A Stock other than the Offering Shares, the Class B Stock from which such other shares of Class A Stock were converted) were acquired for various consideration, over a period of several years, prior to the consummation of the Offering, and prior to the Issuer becoming subject to Section 12(g) of the Exchange Act. These transactions are described in detail in Item 3 above. Motient was the initial, sole stockholder of the Issuer. The subsequent changes in Motient's ownership interest in the Issuer, prior to the Offering, were effected to maximize the potential future value to Motient and its stockholders of its interest in the Issuer.

     On May 14, 2001, Motient signed a definitive merger agreement (the "Merger Agreement") with Rare Medium Group, Inc. ("RMG") through which Motient proposed to acquire 100% of the ownership of RMG. As part of this proposed transaction, Motient would have transferred 9 million shares of Class A Stock to the holders of certain preferred stock issued by RMG. On October 1, 2001, Motient and RMG mutually agreed to terminate the Merger Agreement.

     On October 12, 2001, Motient transferred all of the 852,243 shares of Class A Stock and 4,147,757 shares of Class B Stock owned by it to RMG in partial satisfaction of two $25 million notes (the "RMG Notes") issued by Motient to RMG in April and July 2001. Immediately prior to transfer, the 4,147,757 shares of Class B Stock were converted into an equal number of shares of Class A Stock. The RMG Notes had been secured by a first priority lien on such shares. In connection with this transaction, Motient agreed to transfer to RMG one (1) of its demand registration rights under its registration rights agreement with the Issuer. The maturity of the remaining balance of the RMG Notes was to be extended until October 12, 2002 if Motient was able to obtain the agreement of the banks and Bank Guarantors (as defined below) to provide RMG with a junior lien (after the liens granted to the banks and Bank Guarantors) on the 9,757,262 shares of Class B Stock to secure such RMG Notes.

     The Securities were subject to certain pledge agreements and related contingencies. Motient had granted a first priority lien on all of the 9,757,262 shares of Class B Stock owned by it to its bank lenders. These liens secured Motient's obligations under its term loan facility. Motient had also granted a second priority lien on all of the 9,757,262 shares of Class B Stock owned by it to Hughes Electronics Corporation, Singapore Telecommunications Limited, and Baron Capital Partners, L.P., the guarantors of Motient's term and revolving loan facilities (the "Bank Guarantors"). These liens secured Motient's obligations under an agreement that required Motient to reimburse the Bank Guarantors in the event that the Bank Guarantors were required to make any payment under the bank facility guarantees. The bank lenders and Bank Guarantors had agreed to release the liens they held on up to 1,000,000 of the 9,757,262 shares of Class B Stock described above, in the event Motient wished to sell such shares.

     On November 6, 2001, the agent for the bank lenders under the bank financing declared all loans under the bank financing immediately due and payable, due to the existence of several events of default under the bank financing. On the same date, the bank lenders sought payment in full from the Bank Guarantors for the accelerated loan obligations, and such payment was made on November 14, 2001. The Bank Guarantors repaid all such loans on November 14, 2001 in the amount of approximately $97.6 million. As a result, Motient had a reimbursement obligation to the Bank Guarantors in the amount of $97.6 million, which includes accrued interest and fees.

     On November 15, 2001, Motient converted 500,000 shares of its Class B Stock into Class A Stock and sold these shares of Class A Stock through a broker under Rule 144 under the Securities Act for $9.50 per share, for aggregate proceeds of $4,750,000. The net proceeds from this sale were paid to the Bank Guarantors, thereby reducing the amount of Motient's reimbursement obligation to the Bank Guarantors by such amount. On November 19, 2001 Motient converted all of its remaining 9,257,262 shares of Class B Stock into Class A Stock and delivered the 9,257,262 shares of Class A Stock to the Bank Guarantors in full satisfaction of the entire remaining amount of Motient's reimbursement obligations to the Bank Guarantors. Upon delivery of these shares, the Bank Guarantors released Motient from all of its remaining obligations to the Bank Guarantors under the bank financing agreements and the related guarantees and reimbursement and security agreements. Motient delivered 7,108,184 shares to Hughes Electronics
Corporation, 964,640 shares to Singapore Telecommunications Limited, and 1,184,438 shares to Baron Capital Partners, L.P.

     Certain of Motient's rights with respect to the Issuer were governed by a shareholders' agreement by and among the Issuer, Motient, and certain other significant shareholders of the Issuer (the "Shareholders' Agreement"). Pursuant to the Shareholders' Agreement, Motient had the right to appoint three representatives on the Board of Directors of the Issuer. In addition, two independent members of the Board of Directors of the Issuer had to be approved by Motient and the other parties to the Shareholders' Agreement. As of November 19, 2001 Motient ceased to beneficially own any of the Issuer's Securities. Accordingly, Motient will no longer have any rights or obligations under the Shareholders' Agreement.

     Motient also had certain registration rights with respect to the Securities pursuant to an amended and restated registration rights agreement, dated as of August 8, 2000 (the "Registration Rights Agreement"). As described below in Item 6 in this Statement, Motient transferred some of these rights to the Bank Guarantors.

     Except as described above in this Item 4 and below in Item 6, Motient does not have any plans or proposals that relate to or would result in any of the actions or events specified in clauses (a) through (j) of Item 4 of Schedule 13D. Motient reserves the right to acquire additional securities of the Issuer in the open market, in privately negotiated transactions (which may be with the Issuer or with third parties) or otherwise, to dispose of all or a portion of its holdings of securities of the Issuer or to change its intention with respect to any or all of the matters referred to in this Item 4.


Item 5. Interest in Securities of the Issuer

     Item 5 is amended and restated in its entirety as follows:

     As of November 19, 2001, Motient ceased to beneficially own any shares of Class A Stock or Class B Stock of the Issuer, and therefore, ceased to be the beneficial owner of more than five percent of the class of securities.

     Except for the transactions reported in this Statement under Item 4 and in Amendment No. 8 to this Schedule 13D filed on October 16, 2001, Motient has not engaged in any other transactions in the Issuer's Class A Stock or Class B Stock within the past 60 days.


Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer


     Item 6 is amended and restated in its entirety as follows:

Shareholders' Agreement

     As of November 19, 2001, because Motient ceased to beneficially own any shares of the Issuer's common stock, Motient will no longer have any rights and obligations as a party to the Shareholders' Agreement.

Registration Rights Agreement

     As of November 19, 2001, because Motient ceased to beneficially own any shares of the Issuer's common stock, Motient will no longer be a beneficiary of any of the registration rights under the Registration Rights Agreement.

     In connection with the transfer of shares of Class A Stock to the Bank Guarantors on November 19, 2001, Motient transferred to the Bank Guarantors its piggyback and shelf registration rights associated with the 9,257,262 shares of Class A Stock delivered to the Bank Guarantors. In addition, at the time of the transfer of such shares to the Bank Guarantors, Motient transferred to Hughes Electronics Corporation Motient's sole remaining "demand" registration right under the Registration Rights Agreement.

     Commencing July 7, 2000, certain stockholders that are party to the Registration Rights Agreement are entitled to demand registration with respect to their Class A Stock, including shares issuable upon conversion of other securities. These rights are subject to the Issuer's right to defer the timing of a demand registration and an underwriters' right to cut back shares in an underwritten offering. In addition to these demand rights, parties to the Registration Rights Agreement holding, in the aggregate, shares of Class A Stock having a fair market value of not less than $25,000,000 may request the Issuer to file a registration statement pursuant to Rule 415. The Series C investors also have a right to demand registration upon a change of control of the Company. Parties to the Registration Rights Agreement also have rights to include their Class A Stock in registered offerings initiated by the Issuer, other than an offering for high yield debt.

                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: November 20, 2001

                                     MOTIENT CORPORATION


                                     By:  /s/David H. Engvall
                                         --------------------------------------
                                     Name: David H. Engvall
                                     Title:   Vice President and General Counsel





--------
1/Amending the Amended and Restated Schedule 13D dated October 16, 2001.
-